EXHIBIT (4b)



EXHIBIT 4b


New York Life Insurance Company
51 Madison Avenue, New York, NY  10010
212 576-7000




August 17, 1998

Mr. Daniel K. Frierson
Chairman of the Board
President and Chief Executive Officer
The Dixie Group, Inc.
P. O. Box 751
Chattanooga, TN  37407

         Re:  The Dixie Group, Inc. ("Dixie") 9.96% Senior
              Subordinated Notes due February 1, 2010 ("Notes")


Dear Mr. Frierson:

The Notes, as amended, pursuant to the terms of Section 9, Paragraph
(F), provide that Dixie shall not declare or pay, or set apart funds for the payment of, any dividends if immediately after giving effect to such Dividend Action (i) the sum of the amounts declared and paid or payable as, or set apart for, dividends on, or distribution in respect of, all shares of capital stock of the Company subsequent to December 31, 1997, would be in excess of $1,000,000 plus 50% of aggregate cumulative consolidated net income as defined in the NYL Notes for all periods subsequent thereto, determined as of the first day of the fiscal quarter in which a Dividend Action is declared by the Board of Directors of the Company, or (ii) if the Company's Interest Coverage Ratio for the fiscal period consisting of the four fiscal quarters immediately preceding such Dividend Action is less than the ratio set forth below:


FOUR QUARTER FISCAL PERIOD ENDING IN               RATIO

Fiscal Year 1998                                   1.25 to 1
Fiscal Year 1999 and thereafter                    1.50 to 1


You have informed the holders of the Notes ("Noteholders") that due to the terms of such section and the anticipated results of operations of Dixie for the second quarter of 1998 no dividend may be declared and paid to Dixie's shareholders in the third quarter of 1998 without a waiver by Noteholders of Dixie's compliance with its obligations as set forth in such section. Dixie has requested such a waiver.
Mr. Daniel K. Frierson
Page 2




Pursuant to Dixie's request, New York Life Insurance Company hereby waives Dixie's compliance with the terms of Section 9, Paragraph (F) of the Notes only to the extent that Dixie may pay dividends of $0.05 per share on Common Stock and Class B Common Stock in the third quarter of 1998. The aggregate amount of such payment for Common Stock and Class B Common Stock shall not exceed $650,000.

This waiver is not intended to be a waiver of Dixie's compliance with any other terms of the Notes or the Loan Agreement ("Agreement") dated February 6, 1990, as amended, executed by Dixie and the Noteholders that are parties thereto in connection with the issuance of the Notes and shall not be construed as a waiver or amendment of any other provisions or sections of the Notes or the Agreement. In all other respects the Notes and the Agreement shall continue in full force and effect.

                              Sincerely,


                              NEW YORK LIFE INSURANCE COMPANY



                              By:/s/STEVEN M. BENEVENTO
                              Its:  Director